PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	March 31,	December 31,
	2003	2002

Short-term debt	$41.2	35.2
Current portion of long-term debt	128.6	127.0
Long-term debt	1,935.4	1,948.4

Total debt	2,105.2	2,110.6

Minority interests in consolidated subsidiaries	66.9	65.3
Shareholders’ equity	2,800.2	2,813.6

Total capitalization	$4,972.3	4,989.5

Ratio of total debt to total capitalization	42.3%	42.3%